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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:               12/31/95
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                   INTERACTIVE MEDICAL TECHNOLOGIES, LTD.
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Full Name of Registrant

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Former Name if Applicable

                             2139 Pontius Avenue
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Address of Principal Executive Office (Street and Number)

                            Los Angeles, CA 90025
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                      (Attach Extra Sheets if Needed)

In the 4th quarter of 1995, there were key employee resignations including controller, corporate counsel and Chairman of the Board. As a result, new management was brought into the company which required additional time to familiarize with company records. In addition, a new accounting firm was retained.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Michael Grechko                 (310)             312-9652
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                   INTERACTIVE MEDICAL TECHNOLOGIES, LTD.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date               3/29/96                  By:    /s/ MICHAEL GRECHKO
        ---------------------------------------    ----------------------------
                                                Name:   Michael Grechko
                                                     --------------------------
                                                Title: Chief Operating Officer
                                                      -------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________

                                 SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/29/96                            By:       /s/ MICHAEL GRECHKO
                                            -----------------------------------


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                              [IMT LETTERHEAD]


                                 ATTACHMENT
                                 ----------

Significant change in results of operation:

     1) Litigation settlements in 1995, for accounting purposes, resulted in reporting losses of $550,000.00

     2) Write off of an MRI machine causing reduction in assets of $965,000.00



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                 [BECKMAN HOLLANDER & ASSOCIATES LETTERHEAD]


March 28, 1996

Mr. Steven Westlund, Chairman
Interactive Medical Technologies Ltd.
2139 Pontius Ave.
Los Angeles, Ca 90025

Dear Mr. Westlund:

This letter is to inform you of the inability of Beckman Hollander & Associates to issue our audit opinion on the financial statements of Interactive Medical Technologies Ltd. as of, and for the year ended, December 31, 1995 by April 1, 1996.

We will be unable to issue our opinion on your financial statements until we have completed our assessment of the Company's ability to continue as a going concern. We are having to reassess this issue in light of the loss of a major customer, KCD, in March of 1996. We are closely analyzing the impact of this subsequent event on the financing and operating plan the Company is proposing to meet its future obligations. As the new independent auditors of the Company, it will take us approximately an additional two weeks to gain sufficient familiarity with that specific area of your business to reach our estimate as to the impact of this event on the Company's operations.

We do not anticipate being able to issue an opinion on the financial statements prior to April 12, 1996.

                                       Sincerely,

                                       [SIG]

                                       Ronald C. Beckman, Partner